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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               USDATA Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                   917294 10 0
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                                 (CUSIP Number)

                           Charles C. Freyer, Esquire
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                                 General Counsel
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                      SCP Private Equity Partners II, L.P.
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                       435 Devon Park Drive, Building 300
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                                 Wayne, PA 19087
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                                  610-254-4242
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                         copy to: Spencer W. Franck, Jr.
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                                 Saul Ewing LLP
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                       1200 Liberty Ridge Drive, Suite 200
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                              Wayne, PA 19087-5055
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                                January 15, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (SS)240.13d-1(e), (SS)240.13d-1(f) or (SS)240.13d-1(g),
check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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CUSIP No. 917294 10 0

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     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917294 10 0                                                Page 1 of 9

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1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              SCP Private Equity Partners II, L.P.
              23-3037972

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
         (a)  [_]
         (b)  [_]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                  [_]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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     Number of Shares                     7.     Sole Voting Power
     Beneficially Owned By                       0
     Each Reporting Person                8.     Shared Voting Power
     With                                        7,337,904
                                          9.     Sole Dispositive Power
                                                 0
                                          10.    Shared Dispositive Power
                                                 7,337,904

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,337,904

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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                     [_]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         83.6%*
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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

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CUSIP NO. 917294 10 0                                                Page 2 of 9

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*     Based on 3,089,332 shares of the Issuer's common stock, $0.01 par value per share, outstanding as of January 15, 2003.

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CUSIP No. 917294 10 0                                                Page 3 of 9

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1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          SCP Private Equity II, LLC
          23-3047235

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)
     (a)  [_]
     (b)  [_]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     AF

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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     Number of Shares          7.   Sole Voting Power
     Beneficially Owned By          0
     Each Reporting Person     8.   Shared Voting Power
     With                           7,337,904
                               9.   Sole Dispositive Power
                                    0
                               10.  Shared Dispositive Power
                                    7,337,904

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,337,904

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                 [_]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     83.6%
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14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

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CUSIP No. 917294 10 0                                                Page 4 of 9

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*    Based on 3,089,332 shares of the Issuer's common stock, $0.01 par value per share, outstanding as of January 15, 2003.

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CUSIP No. 917294 10 0                                                Page 5 of 9

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          This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to a
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on April 9, 2001 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed with the SEC on May 10, 2002, Amendment No. 2 to the Schedule 13D filed with the SEC on September 4, 2002 ("Amendment No. 2") and Amendment No. 3 to the Schedule 13D filed with the SEC on October 3, 2002 ("Amendment No. 3"). This Amendment No. 4 amends and supplements Amendment No. 3. Information in the
Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 4. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.


Item 1.   Security and Issuer

          This Amendment No. 4 relates to the common stock, $0.01 par value per share of the Issuer (the "Common Stock").


Item 3.   Source and Amount of Funds or Other Consideration

          SCP Private Equity Partners II, L.P. ("SCP L.P.") entered into the Series C Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of January 14, 2003 with the Issuer (which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference), pursuant to which it acquired on January 15, 2003, for an aggregate purchase price of $1,500,000, (1) 37,500 shares of the Series C-1 Preferred Stock, $0.01 par value per share of the Issuer (the "Series C-1 Preferred"); (2) a warrant from the Issuer to purchase 18,750 shares of the Series C-2 Preferred Stock, $0.01 par value per share of the Issuer (the "Series C-2 Preferred") at an initial exercise price of $40.00 per share, subject to adjustment upon the occurrence of certain events (the "Third USDATA Warrant", which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference); and (3) 619,186 shares of Common Stock of the Issuer (the "Common Stock").

          SCP L.P. funded the purchases described above with its working capital.


Item 4.   Purpose of Transaction

          Except as set forth above and in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, none of the Reporting Persons, the General Partner or any of the Members, have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, all of SCP L.P.'s investments are made with the intention of exiting within a matter of a few years. Accordingly, a future

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CUSIP No. 917294 10 0                                                Page 6 of 9

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proposal or plan for the sale of the Issuer or of SCP L.P.'s interest in the
Issuer by the Reporting Persons is possible. The Reporting Persons reserve the right to change their plans at any time.


Item 5.   Interest in the Securities of the Issuer

     (a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 7,337,904 shares of the Issuer's Common Stock (or 83.6% of the outstanding Common Stock). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P. The calculations of beneficial ownership herein assume the conversion of the
     (1) Series A Preferred Stock, $0.01 par value per share of the Company (the "Series A Preferred") held by SCP L.P. (including accrued dividends up to January 15, 2003) into 272,401 shares of the Common Stock; (2) Series B Preferred Stock, $0.01 par value per share of the Company (the "Series B Preferred") held by SCP L.P. (including accrued dividends up to January 15,
     2003) into 1,003,722 shares of the Common Stock; (3) Series C-1 Preferred held by SCP L.P. (including accrued dividends up to January 15, 2003) into 2,325,167 shares of the Common Stock; (4) total number of Series C-2 Preferred purchasable under the USDATA Warrant into 1,500,000 shares of the Common Stock; (5) total number of Series C-2 Preferred purchasable under the Second USDATA Warrant into 212,500 shares of the Common Stock; and (6) total number of Series C-2 Preferred purchasable under the Third USDATA Warrant into 375,000 shares of the Common Stock.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          In connection with the Stock Purchase Agreement, SCP L.P. and the Issuer executed an amendment dated as of January 14, 2003 (which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference) to the Second Amended and Restated Investors' Rights Agreement, dated March 30, 2001 (the "March 30th Investors' Rights Agreement") by and among the Issuer and the other parties set forth therein, pursuant to which the Common Stock purchased under the Stock Purchase Agreement and the Common Stock issuable upon conversion of the (1) Series C-1 Preferred purchased under the Stock Purchase Agreement and (2) the Series C-2 Preferred issuable upon exercise of the Third USDATA Warrant, were included as "Registrable Securities" (as that term is defined in the March 30th Investors' Rights Agreement).

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CUSIP No. 917294 10 0                                                Page 7 of 9

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          In connection with the Stock Purchase Agreement, SCP L.P. also executed a Written Consent of Preferred Stockholders dated as of January 14, 2003 (the "Preferred Consent") (which is attached hereto as Exhibit 5 and the terms of which are incorporated herein by reference), pursuant to which it consented to the transactions contemplated by the Stock Purchase Agreement and waived any anti-dilution adjustment with respect to the conversion prices of the Series A Preferred, the Series B Preferred, the Series C-1 Preferred or the Series C-2 Preferred that would result from the issuance of securities pursuant to the Stock Purchase Agreement, the issuance of Series C-2 Preferred upon exercise of the Third USDATA Warrant, or the payment of additional shares of Series C-1 Preferred or Series C-2 Preferred as dividends with respect to the securities purchased pursuant to the Stock Purchase Agreement or issued upon exercise of the Third USDATA Warrant. The waiver set forth in the Preferred Consent is effective against SCP L.P. only if it is effective against all holders of the Series B Preferred.

          Except as otherwise described in this Amendment No. 4, in the Schedule 13D, in Amendment No. 1, in Amendment No. 2 and in Amendment No. 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, or between the Reporting Persons, the General Partner or any of the Members and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

          The following documents are filed as exhibits to this Amendment No. 4:

          1. Series C Preferred Stock Purchase Agreement by and between SCP Private Equity Partners II, L.P. and USDATA Corporation dated as of January 14, 2003.

          2. USDATA Corporation Series C-2 Preferred Stock Purchase Warrant dated January 14, 2003.

          3. Amendment to Second Amended and Restated Investors' Rights Agreement by and between SCP Private Equity Partners II, L.P. and USDATA Corporation dated as of January 14, 2003.

          4. Written Consent of Preferred Stockholders dated as of January 14, 2003.

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CUSIP No. 917294 10 0                                                Page 8 of 9

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                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                        SCP Private Equity Partners II, L.P.

                            By: SCP Private Equity II General Partner, L.P.,
                                its General Partner

                            By: SCP Private Equity II, LLC

                            By:     /s/ Winston J. Churchill
                                    --------------------------------
                            Name:   Winston J. Churchill
                            Title:  A manager


                        SCP Private Equity II, LLC

                            By:     /s/ Winston J. Churchill
                                    --------------------------------
                            Name:   Winston J. Churchill
                            Title:  A manager

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CUSIP No. 917294 10 0                                                Page 9 of 9

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                                  EXHIBIT INDEX


Exhibit 1 Series C Preferred Stock Purchase Agreement by and between SCP Private Equity Partners II, L.P. and USDATA Corporation dated as of January 14, 2003.

Exhibit 2 USDATA Corporation Series C-2 Preferred Stock Purchase Warrant dated January 14, 2003.

Exhibit 3 Amendment to Second Amended and Restated Investors' Rights Agreement by and between SCP Private Equity Partners II, L.P. and USDATA Corporation dated as of January 14, 2003.

Exhibit 4       Written Consent of Preferred Stockholders dated as of January
                14, 2003.